UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2020

Commission File Number: 001-38281

ERYTECH Pharma S.A.

(Translation of registrant’s name into English)

60 Avenue Rockefeller

69008 Lyon France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibit 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-248953) and registration statements on Form S-8 (File Nos. 333-222673, 333-232670 and 333-239429), of ERYTECH Pharma S.A. (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Business Update

On September 21, 2020, the Company issued a press release announcing its business update and financial results for the first half of 2020. A copy of this press release is attached to this Report on Form 6-K as Exhibit 99.1.

ATM Facility

On September 21, 2020, the Company entered into an sales agreement (the “Sales Agreement”) with Cowen and Company, LLC (“Cowen”), pursuant to which the Company may issue and sell American Depositary Shares of the Company (the “ADSs”), each representing one fully paid ordinary share of the Company, €0.10 nominal value per share, having aggregate offering sales proceeds of up to $30,000,000, from time to time, in an at-the-market (ATM) offering through Cowen acting as sales agent. The Company issued a press release announcing its entry into the Sales Agreement with Cowen and establishment of the ATM facility. A copy of this press release is attached to this Form 6-K as Exhibit 99.2 and incorporated herein.

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated September 21, 2020.

99.2	Press release dated September 21, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERYTECH Pharma S.A.

Date: September 21, 2020	By:	/s/ Eric Soyer
Name: Eric Soyer
Title: Chief Financial Officer and Chief Operating Officer